

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

Via E-mail
Andrew C. Carington, Esq.
Vice-President and General Counsel
Mercury New Holdco, Inc.
333 E. Franklin Street
Richmond, VA 23219

  Re: Mercury New Holdco, Inc.
    Registration Statement on Form S-4/A
    Amended June 19, 2014
    File No. 333-195850

Dear Mr. Carington:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one. To date we have not received the presentation materials prepared by J.P. Morgan Securities to the Board of Directors of LIN Media LLC. Please note that upon reviewing these materials, we may have additional comments.

Proration and Allocation Procedures for the LIN Merger Consideration, page 60

2. Please clarify, by way of an example, how the proration and allocation procedures will be impacted if LIN shareholders demand appraisal rights in a scenario in which the New

Media General share consideration is oversubscribed. We note your disclosure on page 163.

Adjustments to Balance Sheet as of December 31, 2013, page 133

1(f) -

3.   We note your response to comment 24. Please clarify what conditions are required to be met for Media General to consent to, or permit a discretionary fee to be paid to JP Morgan and if such discretionary fee is over and above the JP Morgan $22 million fee included in your estimated merger-related expenses.

Management of New Media General, page 139.

4.   Please confirm that for all the other matters subject to the approval of the board of directors of the New Media General, only the affirmative vote of the majority of the directors will be required.

5.   Tell us who will hold the largest minority voting interest in the combined entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director